

October 19, 2010

Mr. Wilson Cheung
DNA Systems, Inc.
Room 306, 3rd Floor
Beautiful Group Tower, 77 Connaught Road
Central, Hong Kong

      Re: **DNA Systems, Inc.**
               Form 10-K for Fiscal Year Ended April 30, 2010
               Filed July 29, 2010
               File No. 333-152679

Dear Mr. Cheung:

     We have completed our review of your filing and do not have any further comments at this time.

                             Sincerely,

                             /s/ Celeste Murphy for
                             Larry Spirgel
                             Assistant Director